UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On April 29, 2024, Aspen Insurance Holdings Limited (the “Company,” “our,” “we” or “us”) reported certain unaudited financial highlights * in connection with the performance of the Company for the three-months ended March 31, 2024.

CEO Statement

Aspen produced a strong set of results for the first quarter of 2024 delivering $103 million of operating income driven by an 86.3% adjusted combined ratio, that resulted in an annualized operating return on equity of 19% for the period. We benefited from continuing favorable trading conditions in many of our classes of business achieving 17% growth in year over year gross written premium. In addition, we achieved risk adjusted rate change and adequacy metrics on the aggregate portfolio that were better than planned.

The results for the quarter include a provision within catastrophe losses for our exposure to the tragic Francis Scott Key Bridge event, which was within expectations given the size of this industry event. The current accident year losses also include a modest provision for losses on certain policies exposed to credit risk. The strong performance for the quarter aligns well with our expectations of producing mid to high teen returns across industry cycles and loss event sets.

Mark Cloutier, Group Executive Chairman and Chief Executive Officer

	Three Months Ended March 31,
	2024	2023
	Unaudited Results *
	($ in millions, except for percentages)
Gross written premiums	$1,231	$1,054
Net written premiums	$741	$641
Net earned premiums	$666	$641
Net income (after income tax)	$112	$129
Net income available to ordinary shareholders	$98	$118
Operating income (1)	$103	$108

Net investment income	$77	$60
Underwriting income (1)	$90	$122
Adjusted underwriting income (1)	$91	$111
Aspen Capital Markets fee income	$34	$31

Current accident year loss ratio, excluding catastrophe losses	52.6%	51.1%
Catastrophe loss ratio	4.9%	4.9%
Prior year reserve development ratio, post LPT years	—%	(0.9)%
Impact of loss portfolio transfer agreement (“LPT”)	0.3%	(1.8)%
Loss ratio	57.8%	53.3%
Expense ratio	28.8%	27.6%
Combined ratio	86.6%	80.9%
Adjusted combined ratio (1)	86.3%	82.7%

Annualized operating return on average equity (1)	19.0%	25.6%

(1)    Operating income, underwriting income, adjusted underwriting income, adjusted combined ratio and annualized operating return on average equity are non-GAAP financial measures as defined under the rules and regulations of the Securities and Exchange Commission (“SEC”). Refer to “Non-GAAP Financial Measures” below for further details.

	As at March 31, 2024	As at December 31, 2023
	Unaudited Results * ($ in millions)	Audited Results ($ in millions)
Total shareholders’ equity	$2,948	$2,909

Total shareholders’ equity available to ordinary shareholders, excluding accumulated other comprehensive income (“AOCI”)	$2,629	$2,555

Remaining limit available under the LPT	$427	$420

*The financial information as at and/or for the three months ended March 31, 2024 and March 31, 2023 here (i) is based on a number of assumptions that are subject to inherent uncertainties and subject to change, and such variations could be material, (ii) is based on internal management accounts, and (iii) has not been audited, reviewed or verified by our external auditors. As such, you should not place undue reliance on the financial information presented herein. Additionally, the financial information presented herein may not be indicative of any future period.

Cautionary Statement Regarding Forward-Looking Statements
This press release or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2023, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.
Operating income is a non-GAAP financial measure: Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments and non-operating expenses and income.

Aspen excludes these items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of the transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen's results of operations in a manner similar to how management analyzes Aspen's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Three Months Ended
($ in millions)	March 31, 2024 *	March 31, 2023 *

Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$98.2	$118.2
Add/(deduct) items before tax
Net foreign exchange (gains)	$(9.1)	$(1.4)
Net realized and unrealized investment losses/(gains)	$1.0	$(8.1)
Non-operating expenses	$6.2	$2.3
Impact of the LPT, net of certain costs related to the LPT contract with Enstar	$7.8	$(3.9)
Non-operating income tax (benefit)/expense	$(0.7)	$1.1
Operating income	$103.4	$108.2

Underwriting result or income/loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over underwriting expenses. Underwriting expenses are the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio.

Adjusted combined ratio is a non-GAAP financial measure. It is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Underwriting Income, Adjusted Underwriting Income and Combined Ratio	Three Months Ended March 31,
($ in millions except where stated)	2024 *	2023 *

Net earned premiums	$665.7	$640.6

Current accident year net losses and loss expenses	$350.7	$327.5
Catastrophe losses	$32.4	$31.6
Prior year reserve development, post LPT years	$—	$(6.4)
Adjusted losses and loss adjustment expenses	$383.1	$352.7
Impact of the LPT (1)	$1.4	$(11.4)
Losses and loss adjustment expenses	$384.5	$341.3
Acquisition costs	$92.9	$88.5
General and administrative expenses	$98.8	$88.4
Underwriting expenses	$576.2	$518.2

Underwriting income	$89.5	$122.4

Combined ratio	86.6%	80.9%

Adjusted underwriting income	$90.9	$111.0
Adjusted combined ratio	86.3%	82.7%
(1) Impact of the LPT represents the deferral of a portion of loss recoveries on 2019 and prior accident year loss development as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Operating return on average equity is calculated by taking the operating income/(loss) after tax, less dividends paid on preference shares and divided by average equity attributable to ordinary shareholders. Average equity is a non-GAAP financial measure and is used in calculating operating return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding the average value of preference shares less issue expenses.

	Three Months Ended March 31,
	2024 *	2023 *
	($ in millions)
Total shareholders’ equity	$2,948.0	$2,511.0
Preference shares less issue expenses	(753.5)	(753.5)
Closing equity	2,194.5	1,757.5
Average adjustment	(19.7)	(76.5)
Average equity	$2,174.8	$1,681.0

Operating income	$103.4	$108.2

Annualized operating return on average equity	19.0%	25.6%

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: April 29, 2024	By:	/s/ Christopher Coleman
	Name:	Christopher Coleman
	Title:	Chief Financial Officer